EXHIBIT 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

Year Ended September 30, 2000
(Dollars in Thousands except per share data)
Earnings per common share

Net Income available to common shareholders (for the twelve months ended September 30,2000)	$76,339
Weighted average common shares outstanding	83,718

Earnings per common share	$0.91

Earnings per common share assuming dilution

Net Income available to common shareholders (for the twelve months ended September 30, 2000)	$76,339

Weighted average common shares outstanding	83,718

Add: Dilutive effects of assumed exercises of stock options and warrants	434

Weighted average common and dilutive potential common shares outstanding	84,152

Earnings per common share assuming dilution	$0.90